UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2021

COMMISSION FILE NUMBER 001-39081

BioNTech SE
(Translation of registrant’s name into English)

An der Goldgrube 12

D-55131 Mainz

Germany

+49 6131-9084-0
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F: Form 20‑F ☒ Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On January 7, 2021, BioNTech SE (the “Company”) announced the publication of preclinical data on its novel mRNA vaccine approach against autoimmune diseases in the peer-reviewed journal Science. The publication titled “A non-inflammatory mRNA vaccine for treatment of experimental autoimmune encephalomyelitis” summarizes the findings on the disease-suppressing effects of a non-inflammatory, nucleoside-modified mRNA vaccine in several clinically relevant mouse models of multiple sclerosis (MS). The press release is attached hereto as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioNTech SE

By:	/s/ Dr. Sierk Poetting
Name: Dr. Sierk Poetting
Title: Chief Financial Officer

Date: January 7, 2021

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated January 7, 2021 – BioNTech Publishes Data on Novel mRNA Vaccine Approach to Treat Autoimmune Diseases in Science.